# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

# Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

**For the fiscal year ended: December 31, 2024**

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

*Name of issuer*

Nano Mobile Healthcare, Inc.

*Legal status of issuer*

Corporation

*Jurisdiction of Incorporation/Organization*

Delaware

*Date of organization*

April 21, 2010

*Physical address of issuer*

ONE BOSTON PLACE, SUITE 2600, BOSTON, MASSACHUSETTS, 62108

*Website of issuer*

www.vnthotc.com

*Current number of employees*

2

| | Most recent fiscal year-end December 31, 2024 | Prior fiscal year-end December 31, 2023 |
|---|---|---|
| **Total Assets** | $2,050 | $2,250 |
| **Cash & Cash Equivalents** | $0 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $0 | $6,645 |
| **Long-term Debt** | $524,698 | $510,000 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Loss** | $(6,803) | $(975) |

# December 31, 2024

**Form C-AR**

# Nano Mobile Healthcare, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Nano Mobile Healthcare, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at  no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is 3/10/2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

*Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Nano Mobile Healthcare, Inc. (the "Company" or "VNTH") is a Delaware corporation, incorporated/formed on January 9, 2015.

The Company's headquarters is located at ONE BOSTON PLACE, SUITE 2600, BOSTON, MASSACHUSETTS, 62108

The Company's website is [www.vnthotc.com](http://www.vnthotc.com) The information available on or through our website is not a part of this Form C-AR.

**The Business**

Nano Mobile Healthcare, Inc, formally Vantage Healthcare, Inc (the "Company") was incorporated in Nevada on April 21, 2010.

Nano Mobile seeks to create a portfolio of residential and commercial properties with EV-charge-points across Los Angeles, California, Las Vegas, Nevada, and Boston, Massachusetts. The company will achieve its goal by acquiring existing properties and retrofitting them with EV-Charge-Points that will be available and open to all EV-drivers allowing them to recharge at affordable fees.  Across its properties and those it has under lease or joint-venture agreement, the company intends to provide EV charging solutions, building and operating the infrastructure and tools needed to expedite the mass adoption of electric vehicles for individual drivers, rideshare and commercial fleets, and businesses. Nano Mobile wants to be a crucial player in the clean transportation future and wherever it is possible, the company would pursue the goal of designing many of the proposed charging networks to be powered by renewable energy. Nano Mobile action-plan includes partnerships with other landlords, automakers, fleet and rideshare operators, retail hosts such as grocery stores, shopping centers, and gas stations, policy leaders, and other organizations.

## RISK FACTORS

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

*Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in our prospectus.*

*If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.*

*The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.*

***The SEC requires the company to identify risks that are specific to its business and its financial condition.***

**Risks Relating to Investing in a Start-up Company**

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your investment

## Risks Relating to the Company's Business and Industry

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

***The Company's operations and revenue have been negatively impacted by the COVTD-19 pandemic.***

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The recent outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. At this time, the extent of the effect is uncertain. The COVID-19-related governmental stay-at-home orders, prohibitions on public gatherings, rise in unemployment, and related economic fallout have an ongoing negative effect on our business operations, the extent of which is currently unknown. If the stay-at-home orders and governmental prohibitions are not rescinded timely, the Company could be unable to continue as a going concern. Even if rescinded, the public may not have confidence in the safety of public gatherings or in the safety of hiring caregivers which may have a material adverse effect on the demand for our services and our business operations as a whole. Additionally, if conventions centers, hotels, and other similar venues do not return to normal operations, the Company will see limitations on revenue and may be unable to continue.

***We have prepared audited financial statements for 2021 and 2022.***

Therefore, we do not have audited financial information for any other previous years regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

***We have little operating history or operating results.***

We have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and loss of investment for our investors.

***We depend on certain key personnel, including senior executives.***

We depend on the skill and experience of our President, Frank I Igwealor. Mr. Igwealor has responsibilities to other companies and is not currently a paid employee. Our future success depends on the efforts of key personnel. We expect to face intense competition to be able to attract and retain qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel.

***We are controlled by our officer, director and a majority shareholder.***

Frank I Igwealor holds a majority of our voting stock, and will continue to hold a majority of the company's common stock. Investors in our offering will not have the ability to control a vote by the stockholders or the board of directors.

***Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control.***

These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods.

***New entrants into our market may result in increased competition, which could result in a loss of customers or a reduction in revenue.***

Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.***

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

***Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.***

Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business.

***Our business would be adversely affected if caregivers on our platform were classified as employees instead of independent contractors.***

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of caregivers on our platform as employees (or workers or quasi-employees where those statuses exist). If, as a result of legislation or judicial decisions, we are required to classify caregivers on our platform as employees (or as workers or quasi-employees where those statuses exist), we would incur significant additional expenses for compensating caregivers on our platform, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes, and penalties. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business and financial condition.

***Our additional financing requirements could result in dilution to existing equity holders.***

The additional financing which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders.

**Risks Relating to Our Industry**

***The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect.***

There can be no assurance that the market for our product is as we expect. Furthermore, the sustainable revenue may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market.

***We may face significant competition in our markets.***

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

**BUSINESS**

Nano Mobile Healthcare, Inc, formally Vantage Healthcare, Inc (the "Company") was originally incorporated in Nevada on April 21, 2010. On January 9, 2015, the Company changed its State of Incorporation from Nevada to Delaware.

Nano Mobile seeks to create a portfolio of residential and commercial properties with EV-charge-points across Los Angeles, California, Las Vegas, Nevada, and Boston, Massachusetts. The company will achieve its goal by acquiring existing properties and retrofitting them with EV-Charge-Points that will be available and open to all EV-drivers allowing them to recharge at affordable fees. Across its properties and those it has under lease or joint-venture agreement, the company intends to provide EV charging solutions, building and operating the infrastructure and tools needed to expedite the mass adoption of electric vehicles for individual drivers, rideshare and commercial fleets, and businesses. Nano Mobile wants to be a crucial player in the clean transportation future and wherever it is possible, the company would pursue the goal of designing many of the proposed charging networks to be powered by renewable energy. Nano Mobile action-plan includes partnerships with other landlords, automakers, fleet and rideshare operators, retail hosts such as grocery stores, shopping centers, and gas stations, policy leaders, and other organizations.

The Company's headquarters is located at ONE BOSTON PLACE, SUITE 2600, BOSTON, MASSACHUSETTS, 62108

**History**

The company was incorporated in the State of Nevada on April 21, 2010. We were initially in the business of becoming a pharmaceutical manufacturer with the specific intention of bidding on South African government health care contracts and tenders. We abandoned that business plan when, on November 7, 2013, Nanobeak, LLC, a Delaware limited liability company (formerly Nanobeak, Inc., a California corporation) ("Nanobeak") acquired a majority interest in our company through the stock purchase of a controlling interest in our company from Bayview Terrace Limited.

Previously, the Company had planned on developing a low cost point-of-care screening device that will detect and analyze common components from human breath and provide an early indication of chronic diseases such as heart failure and various forms of cancer, as well as contagious diseases such as strep throat. The principles of operation were driven by technology developed by NASA. The sensor can connect via Bluetooth to any capable smart device running an iOS or Android operating system. Development efforts on the sensor were concluded and the devic e is now in a clinical environment. The final development stage for the healthcare sensor will be fo rmal clinical trials and ultimately to obtain FDA approval.

The company is no longer pursuing the above mentioned business opportunities in the healthcare sector. The company is currently a focused on its new business plan of create a portfolio of residential and commercial properties with EV-charge-points across Los Angeles, California, Las Vegas, Nevada, and Boston, Massachusetts.

The Company recently wrote down all of its assets to zero following a change of management because new management had doubts about the value of each assets and their availability for the Company's utilization. Following the management change, the Company has funded its operation with advances from the new management. The company hopes to continue with this arrangement until it could raise sufficient capital to stand on its own feet. The company has also engaged with forensic accountants and assets recovery consultants to help recover the assets of the company from previous management and predatory lenders to make shareholders whole again.

### Competition

Nano Mobile anticipates competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops. The EV charging market is relatively new and Nano Mobile anticipates competition from a number of companies. There are a number of established and emerging EV charging companies operating in the U.S. that pursue various business models that are constantly evolving, including Electrify America, Blink, ChargePoint, Shell Recharge Solutions (formerly Greenlots), Volta, Tesla, Tritium, IoTecha, Rhombus, BP, Voltera, TerraWatt and Flo as well as certain utilities and retailers. Nano Mobile would compete with some or all of these companies and other competitors across a number of industry segments, including retail and fleet. The principal competitive factors in the industry include charger count, locations, accessibility and reliability; charger connectivity to EVs and ability to charge all standards; speed of charging relative to expected vehicle dwell times at the location; DCFC network reliability, scale and local density; the software-enabled services offered and overall customer experience; operator brand, track record and reputation; access to equipment vendors, service providers and policy incentives and pricing. Competitors may be able to respond more quickly and effectively than Nano Mobile to new or changing opportunities, technologies, standards or customer requirements and may be better equipped to initiate or withstand substantial price competition.

### Governmental/Regulatory Approval and Compliance

The U.S. federal government and some state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives, such as payments for regulatory credits. The EV market relies on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging stations. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or may be reduced or terminated as a matter of regulatory or legislative policy. The Inflation Reduction Act revised the credits under Section 30C of the Code to (i) retroactively extend the expiration of the credit as of December 31, 2021 (with such credit continuing to be capped at $30,000 per location for EV charging stations placed in service before January 1, 2023) until December 31, 2032, (ii) revised the credit structure, availability and requirements for EV charging stations placed in service after December 31, 2022 and (iii) introduced the concept of transferability of tax credits, providing an additional option to monetize such credits. As part of the revised credit structure and requirements for EV charging stations placed in service after December 31, 2022, the available Section 30C credit was expanded such that it is capped at $100,000 per item; however, in order to be eligible for such tax credit, EV charging stations must be installed in rural or low-income census tracts. Additionally, in order to receive the full tax credit, labor for EV charging station construction and maintenance must meet prevailing wage and apprenticeship requirements unless an exception applies. There can be no assurance that the EV charging stations placed in service by Nano Mobile will meet the revised requirements for the Section 30C credits and compliance with such requirements could increase Nano Mobile's labor and other costs. Any reduction in rebates, tax credits or other financial incentives available to EVs or EV charging stations, could negatively affect the EV market and adversely impact Nano Mobile's business operations and expansion potential. In addition, there is no assurance Nano Mobile will have the necessary tax attributes to utilize any such credits that are available and may not be able to monetize such credits on favorable terms.

**Litigation**

None.

**DIRECTORS, OFFICERS, AND EMPLOYEES**

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|------|------|------|
| Roy Watson | President, CEO, Treasurer, Secretary, Director | CEO of Nano Mobile Healthcare, Inc. (September 7, 2024 - Present) | **BS in Accounting** |
| | Controller | Goldstein Franklin Inc (March 28, 2012 - Present) | |

**Indemnification**

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware laws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 1 full-time employees and 2 part-time employees.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

Our capitalization as of December 31, 2024 is as follows:

| Type of Security | Amount Outstanding | Voting Rights | Antidilution Rights |
|---|---|---|---|
| Common Stock: Frank I Igwealor | 300,000,000 shares | Yes | No |
| Preferred Stock: Opportunity Zones (by Roy Watson) | 50,000,000 shares | Yes | No |
| Common Stock: Other Holders | 2,973,765,298 shares | Yes | No |

Our authorized capital stock consists of 8,000,000,000 shares, 7,950,000,000 of which are designated as common stock, each having $0.00001 par value, while 50,000,000 are designated as preferred stock, each having $0.0001 par value. As of December 31, 2024, there were 3,273,765,298 shares of common stock and 50,000,000 shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.

Both our common stock and preferred stock has voting power.

*Convertible Notes*

As at December 31, 2024, based on advice of counsel, the Company using a legally-binding board resolution, has cancelled all convertible notes outstanding. The Company currently has no convertible notes outstanding.

*Regulation CF Offering*

On September 27, 2021, the Company offered to issue $250,000 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth. As at December 31, 2024, the Company has not issued any of those notes it offered to issue.

The Regulation CF Transaction was conducted through TruCrowd, Inc. (the "Intermediary").

*Debt*

The Company has been operating based of line of credit from its sole Officer and Director who has been advancing the Company's operating budget since July of 2021.   As at December 31, 2024, the Company has taken a total of $49,698  in advance from its sole Officer and Director to pay bills and costs associated with revival the Company's charter with Delaware, paying off liabilities balances from vendors, and bringing the company current.

**Stockholders With Above >5% Ownership**

At this time, the Company has only one beneficial equity holders holding greater than 5% of the voting equity of the Company: Mr. Frank Ikechukwu Igwealor.

**FINANCIAL INFORMATION**

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Recent Tax Return Information**

| Total Income | Taxable Income | Total Tax |
|---|---|---|
| $0 | $0 | $0.00 |

**OPERATIONS**

**Cash and Cash Equivalents**

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

**Liquidity and Capital Resources**

As at December 31, 2024, the Company has $2,050 in cash on hand. On September 27, 2021, the Company offered to issue pursuant to Regulation CF, $250,000, which the Company is yet to issue because it has not been successful in the fundraising campaign. The Company will likely require additional financing in excess of the proceeds from these two offerings and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**MATERIAL CHANGES AND OTHER INFORMATION**

**Trends and Uncertainties**

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

### Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

### Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

### Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## CERTIFICATION

I, Frank I Igwealor, CEO of Nano Mobile Healthcare, Inc., certify that:

(1) the financial statements of Nano Mobile Healthcare, Inc. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of Nano Mobile Healthcare, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Nano Mobile Healthcare, Inc. filed for the fiscal year ended December 31, 2024.

Dated: March 10, 2025          /s/ *Roy Watson*_____ Roy Watson

President and Chief Executive Officer

# Nano Mobile Healthcare, Inc.
### UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
### For the Years Ended December 31, 2024 and 2023

# TABLE OF CONTENTS

# NANO MOBILE HEALTHCARE, INC.

## Statement of Assets and Liabilities
## As of December 31, 2024 and 2023

| | Dec. 31, 2024 | Dec. 31, 2023 |
|---|---|---|
| **ASSETS:** | | |
| **Current Assets** | | |
| Cash and Cash Equivalents | $ 2,050 | $ 2,250 |
| Accounts receivable | - | - |
| Prepaid Expenses | - | - |
| **Total Current Assets** | 2,050 | 2,250 |
| **Total Assets** | 2,050 | 2,250 |
| | | |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued expenses | | 6,645 |
| **Total Current Liabilities** | | 6,645 |
| **Long-term Liabilities** | 524,698 | 510,000 |
| **Total Liabilities** | **524,698** | **516,645** |
| | | |
| **Share Holders Equity** | | |
| Preferred stock, $.001 par value, 50,000,000 shares authorized, 50,000,000 issued and outstanding. | 50,000 | 50,000 |
| Common Stock, $0.001 par value, 8,000,000,000 shares authorized, 3,273,765,298 issued and outstanding as at December 31, 2024 and 2023. | 3,273,765 | 3,273,765 |
| Additional Paid-in Capital | 8,232,531 | 8,232,531 |

| | | | |
|---|---|---|---|
| Accumulated deficit | (12,078,944) | | (12,070,691) |
| **Total Share Holders Equity** | **(522,648)** | | **(514,395)** |
| **TOTAL LIABILITIES AND EQUITY** | $ **2,050** | $ | **2,250** |

# NANO MOBILE HEALTHCARE, INC.

## Statement of Operations

### For the Years Ended December 31, 2024 and 2023

| | Twelve Months Ended Dec. 31, 2024 | Twelve Months Ended Dec. 31, 2023 |
|---|---|---|
| **REVENUE, Net** | $ - | $ - |
| **Cost of Sales** | - | - |
| **Gross Profit** | - | - |
| **General and administrative expenses** | 975 | 975 |
| **OPERATING INCOME (LOSS)** | (975) | (975) |
| **Non-operative gain and losses** | | |
| Other Income (Loss) | - | - |
| Miscellaneous Expense | - | - |
| Interest Expense | - | - |
| Interest Income | - | - |
| **Total Non-Operative Gain (Loss)** | - | - |
| **Net Income (Loss) before Taxes** | (975) | (975) |
| **NET COMPREHENSIVE LOSS** | $ (975) | $ (975) |

| | | |
|---|---|---|
| **BASIC AND DILUTED LOSS PER SHARE:** | | |
| Net loss per common share - basic and diluted | **$ (0.000)** | **$ (0.000)** |
| **WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:** | | |
| Basic | 3,273,765,298 | 3,273,765,298 |

# NANO MOBILE HEALTHCARE, INC.

## Statement of Changes in Shareholders' Equity

### As of December 31, 2024 and 2023

(12,078,944)

| | Preferred Stock | | Common Stock | | Additional Paid-in | Accumulated | |
|---|---|---|---|---|---|---|---|
| | # of Shares | Amount | # of Shares | Amount | Capital | Deficit | TOTAL |
| December 31, 2020 | 50,000,000 | $50,000 | 2,938,765,298 | $2,938,765 | $9,042,531 | $(12,031,296) | - |
| New Shares Issuance | - | - | 335,000,000 | 335,000 | (335,000) | - | - |
| Net Income (Loss) | - | - | - | - | - | (1,950) | $ (1,950) |
| December 31, 2021 | 50,000,000 | $50,000 | 3,273,765,298 | $3,273,765 | $8,707,531 | $ (12,033,246) | $ (1,950) |
| New Shares Issuance | - | - | 335,000,000 | | (475,000) | (35,000) | (510,000) |
| Net Income (Loss) | - | - | - | - | - | (1,470) | $(1,470) |
| December 31, 2022 | 50,000,000 | $50,000 | 3,273,765,298 | $3,273,765 | $8,232,531 | $(12,070,017) | $(513,420) |

*See accompanying notes to financial statement*

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Net Income (Loss), December 31, 2023 | - | - | - | - | - | (975) | $(975) |
| December 31, 2023 | 50,000,000 | $50,000 | 3,273,765,298 | $3,273,765 | $8,232,531 | $(12,070,017) | $(514,395) |
| Net Income (Loss), December 31, 2024 | - | - | - | - | - | (6,803) | (6,803) |
| December 31, 2024 | 50,000,000 | $50,000 | 3,273,765,298 | $3,273,765 | $8,232,531 | $(12,078,944) | $(522,648) |

# NANO MOBILE HEALTHCARE, INC.

## Statements of Cash Flows

### For the Years Ended December 31, 2024 and 2023

|                                                                 | 2024        | 2023      |
|-----------------------------------------------------------------|-------------|-----------|
| **CASH FLOWS FROM OPERATING ACTIVITIES**                        |             |           |
| Net Income                                                      | $  (6,803)  | $  (975)  |
| Adjustments to reconcile Change in Net Assets to Net cash       |             |           |
| Provided By (Used For) operating activities:                    |             |           |
| Increase in Current Liabilities                                 | 975         | 975       |
| Total adjustments                                               | -           | -         |
| Net cash provided (used) by operating activities                | (6,803)     | -         |
|                                                                 |             |           |
| **CASH FLOWS FROM INVESTING ACTIVITIES**                        |             |           |
| Net cash provided (used) by financing activities                | **-**       | **-**     |
|                                                                 |             |           |
| **CASH FLOWS FROM FINANCING ACTIVITIES**                        |             |           |
| Loans From Officers                                             | 6,603       | -         |
| Capital contributions                                           | -           | -         |
| Net cash provided (used) by financing activities                | **(200)**   | **-**     |
|                                                                 |             |           |
| Net increase (decrease) in cash and equivalent                  | 2,250       | 2,250     |
|                                                                 |             |           |
| **CASH & CASH EQUIVALENTS: Jan. 1, 2024 to Dec. 31, 2024**      | -           | -         |
|                                                                 |             |           |
| **CASH & CASH EQUIVALENTS: Dec. 31, 2024**                      | $  **2,050** | $  **2,250** |

*See accompanying notes to financial statement*

**NANO MOBILE HEALTHCARE, INC.**

**Notes to Financial Statements**

**For the Years Ended December 31, 2024**

**NOTE 1. <u>GENERAL</u>**

Nano Mobile Healthcare, Inc. (the "Company", "we", "us" or "our"), was originally incorporated in the State of Nevada on April 21, 2010. The Company re-domiciled and incorporated in the State of Delaware on January 09, 2015. We were initially in the business of becoming a pharmaceutical manufacturer with the specific intention of bidding on South African government health care contracts and tenders. The company abandoned its initial business plan when, on November 7, 2013, Nanobeak, LLC, a Delaware limited liability company (formerly Nanobeak, Inc., a California corporation) ("Nanobeak") acquired a majority interest in our company through the stock purchase of a controlling interest in our company from Bayview Terrace Limited. Subsequently the company, Nano Mobile Healthcare - a mobile health technology company - is developing personalized and point-of-care screening using Apps based upon chemical sensing residing within a Bluetooth device that works with any smartphone, tablet or laptop. With its foundations in advanced nanotechnology, the Company's first product, the Nano Mobile Health Sensor, which is in development, is the convergence of nano-electronics, bio-informatics, and wireless technology to create the next generation mobile health application.

Since November of 2019, the Company seems to had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements, hold an annual meeting of stockholders. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933. After their June 30, 2016 quarterly reports, filed on May 05, 2018, the Company stopped all forms of making public report of its operation and financial results. By August 06, 2021, the Company filed Form 15-12G with the SEC to terminate its reporting obligations under the 1934 Act.

By August 06, 2021, Alpharidge Capital LLC, a California limited liability company, controlled by Mr. Frank I Igwealor, acquired the voting control of the Company through the acquisition of 50 million shares of the Company's preferred shares. Following the change, the Company is currently taking steps to provide adequate current public information to meet the requirements under the Securities Act of 1933. The new management was not able to recover any of the Company's accounting records from previous management but was able to get the shareholder information hence the Company's outstanding common shares were reflected in the equity section of the accompanying unaudited financial statements for fiscal year ended 2024 and 2023.

On September 15, 2022, Alpharidge Capital LLC, a California limited liability company, controlled by Mr. Frank I Igwealor, sold the voting control of the Company through the sale of 50 million shares of the Company's preferred shares to Mr. Adam Matruski. Following the change, Mr. Igwealor resigned and Mr. Matruski was appointed as the sole officer and director of the Company. On March 1, 2024, Opportunity Zones Capital LLC, a California limited liability company, acquired the voting control of the Company through the acquisition of 50 million shares of the Company's preferred shares.

## NOTE 1. <u>GENERAL (Continued)</u>

The company is currently engaged with forensic an assets recovery consultant to help recover the assets of the company from previous management to make shareholders whole again.

"As of the date of the financial statements, the company has no revenue generated by its operations. The company is funding its operational expenses from financing activities. The company's management is planning, and has taken serious steps, to maintain a positive working capital for the company, by adding new investors into the business, and conducting an offering through Regulation A financing under the Securities Act of 1933."

## NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

Nano Mobile Healthcare, Inc. maintains current liabilities with no related party payable carrying month to month. Nano Mobile Healthcare, Inc. maintains no Long term liabilities on its assets.

**Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)**

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>Revenue Recognition</u>

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

<u>Investments</u>

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Income Taxes</u>

The Nano Mobile Healthcare, Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to

the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Uncertain Tax Provisions

Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

|                                   | **Years** |
|-----------------------------------|-----------|
| Buildings                         | 25-50     |
| Buildings improvements            | 10        |
| Vehicles                          | 5         |
| Furniture and office equipment    | 5         |
| Software and computer equipment   | 3-5       |

**NOTE 3. SUBSEQUENT EVENTS**

Management has evaluated subsequent events through the date of filing the financial statements with OTC Markets, the date the financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the financial statements thereby requiring adjustment or disclosure, other than those noted below:

None.

## Note 4. <u>FAIR VALUE MEASUREMENT</u>

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

**Level 1** Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.

**Level 2** Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

**Level 3** Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at June 30, 2023 & 2022 are as follows:

Quoted

|  | FMV | Prices in Active Markets for identical Assets (Level 1) | Observables Inputs (Level 2) | Unobservable Inputs (Level 3) |
| --- | --- | --- | --- | --- |
| December 31, 2023 | $ 2,050 | $ - | - | - |

## NOTE 5. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

<u>Risks and Uncertainties</u>

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into no contracts during the year as follows:

<u>Legal and other matters</u>

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company's Stock Transfer Agents. The Company's attorneys are reviewing the garnishment order to ascertain its implication to the company's financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

## Note 6. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

Nano Mobile Healthcare, Inc. is in conformity with the state Labor Laws and Regulations, Family Care and Medical Leave, and Prohibits Workplace Discrimination.

## NOTE 7. <u>CONCENTRATIONS OF CREDIT AND MARKET RISK</u>

The Nano Mobile Healthcare, Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Nano Mobile Healthcare, Inc. has not experienced any losses in such accounts. The Nano Mobile Healthcare, Inc. believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. at December 31, 2024 and 2023, Nano Mobile

Healthcare, Inc. had $0, of uninsured balances at these institutions.

**NOTE 8. <u>RELATED PARTY TRANSACTIONS</u>**

The Company is authorized to issue 8,000,000,000 shares of common stock, $0.001 par value and 50,000,000 preferred stocks, $0.001 par value. Voting rights are not cumulative and,


**NANO MOBILE HEALTHCARE, INC.**

**Notes to Financial Statements**

**For the Years Ended December 31, 2024 and 2023**


**NOTE 8. <u>RELATED PARTY TRANSACTIONS (Continued)</u>**

therefore, the holders of more than 50% of the common stock could, if they chose to do so, elect all of the directors of the Company.

As of December 31, 2024, there were 3,273,765,298 shares of common stock issued and outstanding.  As of December 31, 2024 and December 31, 2023, there were 50,000,000 share of preferred stock issued and outstanding held by 1 stockholder of record.

**NOTE 9. <u>COVID 19</u>**

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

**NOTE 10. <u>GOING CONCERN</u>**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has no operations with

$12,078,944 accumulated loss as of December 31, 2024. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**SUPPLEMENTAL INFORMATION**

# NANO MOBILE HEALTHCARE, INC.
## SUPPLEMENTARY SCHEDULE
## GENERAL AND ADMINISTRATION EXPENSES
### For the Years Ended December 31, 2024 and 2023

| | Twelve Months Ended 2024 | Twelve Months Ended 2023 |
|---|---|---|
| **General and administrative expenses** | | |
| Advertising and Promotion | $105 | $ - |
| Automobile Expense | 157 | - |
| Community Outreach | 148 | - |
| Sec filing | 200 | 475 |
| Legal Fee | 1,744 | - |
| Insurance | 73 | - |
| Computer & related expenses | 211 | - |
| Repairs and maintenance | 89 | - |
| Telephone | 73 | - |
| Postage | 60 | - |
| Office Supplies | 191 | - |
| Rent | 263 | 450 |
| Business Devp. Investor Relations | 331 | - |
| Stock Transfer Agents | 1,200 | - |
| Accounting  Audit | 1,958 | - |
| **Total General and Administrative expenses** | **$ (6,803)** | **$ (975)** |